Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-54783, 33-54789, 33-61471, 33-61473, 33-119149 and 33-126616) of our report dated April 7, 2008, relating to the financial statements and schedule of Gottschalks Inc. and our report dated April 7, 2008 on internal control over financial reporting of Gottschalks Inc., which appears in this Form 10-K.

/s/ BDO Seidman, LLP

San Francisco, California
April 7, 2008